                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549





                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the Fiscal Year Ended December 31, 1994





                          Commission File Number 1-3720





                      W. R. GRACE & CO. SALARIED EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN






                                W. R. Grace & Co.
                              One Town Center Road
                         Boca Raton, Florida  33486-1010

                        FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse LLP, independent accountants, dated April 27, 1995.

     (b) EXHIBITS. The Consent of Price Waterhouse LLP is being filed as an exhibit to this Report.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              W. R. GRACE & CO.
                              SALARIED EMPLOYEES
                              SAVINGS AND INVESTMENT PLAN



                              By:    /S/R. H. CARL
                                  ------------------------
                                   R. H. Carl
                                   Chairman, Administrative
                                   Committee



Date:  June 27, 1995

                        REPORT OF INDEPENDENT ACCOUNTANTS



April 27, 1995

To the Participants and
Administrative Committee of the
W. R. Grace & Co. Salaried Employees
Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-4 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP

        W. R. GRACE & CO. SALARIED EMPLOYEES  SAVINGS AND INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                              WITH FUND INFORMATION

                           DECEMBER 31, 1994 AND 1993


                                               1994                1993
                                          --------------      -------------

Assets:
  Investments:
  Insurance company contracts at
   contract value                         $ 312,776,263       $ 284,145,921
  Other securities
   (cost: 1994, $3,717,356;
        1993,  $13,950,694)                   3,717,356          13,950,694
  W. R. Grace & Co.
   common stock
   (cost: 1994,  $73,689,690;
          1993, $66,559,083)                102,138,946         103,798,825
  Fidelity Mutual Funds
   (cost: 1994,  $100,749,566;
          1993, $98,516,686)
     Balanced Fund                           36,288,392          46,064,553
     Growth & Income Fund                     7,439,265           5,793,240
     Blue Chip Growth Fund                   35,661,705          28,009,245
     Contrafund                              15,136,486          13,804,903
     OTC Fund                                 2,434,871           2,144,820
  Loans Receivable                            5,972,697                  --

  Contributions receivable                    2,520,927           2,318,450
                                          -------------       -------------
  Net assets available
   for plan benefits                      $ 524,086,908       $ 500,030,651
                                          -------------       -------------
                                          -------------       -------------




                 The accompanying notes to financial statements
                     are an integral part of this statement.

                      W. R. GRACE & CO. SALARIED EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS

               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                          EMPLOYEES'           FIDELITY            FIDELITY
                                 FIXED INCOME         GRACE STOCK            STOCK             BALANCED         GROWTH & INCOME
                                     FUND                FUND           OWNERSHIP PLAN           FUND                FUND
                                 ------------        ------------       --------------       -------------      --------------

Contributions:

  Participants                   $ 15,319,654        $  2,264,503          $       --        $  4,903,959      $    1,331,052

  Transfers among funds               683,112           3,676,482          (5,720,077)         (8,456,230)            682,236

  Transfers to other plans                 --                  --                  --                  --                  --

  Company                                  --                  --          10,764,311                  --                  --
                                -------------        ------------        ------------        ------------         -----------

     Total                         16,002,766           5,940,985           5,044,234          (3,552,271)          2,013,288
                                -------------        ------------        ------------        ------------         -----------

Income/(loss) from
 investments:

 Interest                          26,195,455              25,169              41,056              41,665               4,387

 Dividends                                 --                  --                  --           1,315,369             540,721

 Net realized gain/(loss)                  --             725,180             370,468            (996,891)            (37,087)

 Change in unrealized
  (depreciation)/appreciation              --            (712,233)         (4,061,770)         (2,694,545)           (364,578)
                                -------------        ------------        ------------        ------------         -----------

     Total                         26,195,455              38,116          (3,650,246)         (2,334,402)            143,443
                                -------------        ------------        ------------        ------------         -----------

Less:
  Participant withdrawals          24,316,487           2,328,135           5,791,600           3,850,593             462,609

  Administrative expenses             283,523              22,966             133,871              14,226               1,935
                                -------------        ------------        ------------        ------------         -----------

Net increase/(decrease)            17,597,711           3,628,000          (4,531,483)         (9,751,492)          1,692,187

Net assets available
 for plan benefits:

Beginning of year                 298,865,293          22,955,729          81,840,319          46,336,077           5,825,466
                                -------------        ------------        ------------        ------------         -----------

End of year                     $ 316,463,004        $ 26,583,729        $ 77,308,836        $ 36,584,585         $ 7,517,653
                                -------------        ------------        ------------        ------------         -----------
                                -------------        ------------        ------------        ------------         -----------


                                   FIDELITY                                FIDELITY
                                   BLUE CHIP           FIDELITY               OTC                LOANS
                                  GROWTH FUND         CONTRAFUND             FUND             RECEIVABLE                TOTAL
                                 ------------        ------------         -----------        ------------           ------------

Contributions:

  Participants                   $  3,892,689        $  2,786,158         $   454,631        $       --             $  30,952,646

  Transfers among funds             3,076,319             (67,681)             26,760           6,099,079                    --

  Transfers to other plans               --                  --                  --                (9,858)                 (9,858)

Company                                  --                  --                  --                  --                10,764,311
                                 ------------        ------------         -----------        ------------           -------------

     Total                          6,969,008           2,718,477             481,391           6,089,221              41,707,099
                                 ------------        ------------         -----------        ------------           -------------

Income/(loss) from
 investments:

 Interest                              25,638              14,481               2,011                --                26,349,862

 Dividends                            766,111             104,873              21,528                --                 2,748,602

 Net realized gain/(loss)                (566)           (194,020)            (47,720)               --                  (180,636)

 Change in unrealized
  (depreciation)/appreciation       2,120,814            (120,532)            (30,082)               --                (5,862,926)
                                 ------------        ------------         -----------        ------------           -------------

     Total                          2,911,997            (195,198)            (54,263)               --                23,054,902
                                 ------------        ------------         -----------        ------------           -------------

Less:
  Participant withdrawals           2,146,078           1,091,114             125,732             116,524              40,229,372

  Administrative expenses               5,148              14,459                 244                --                   476,372
                                 ------------        ------------         -----------        ------------           -------------

Net increase/(decrease)             7,729,779           1,417,706             301,152           5,972,697              24,056,257

Net assets available
 for plan benefits:

Beginning of year                  28,164,128          13,884,100           2,159,539                --               500,030,651
                                 ------------        ------------         -----------        ------------           -------------

End of year                      $ 35,893,907        $ 15,301,806         $ 2,460,691        $  5,972,697           $ 524,086,908
                                 ------------        ------------         -----------        ------------           -------------
                                 ------------        ------------         -----------        ------------           -------------


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                      W. R. GRACE & CO. SALARIED EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS

               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                                               FUND D -
                                                     FIXED INCOME          FUND B -           DIVERSIFIED         GRACE STOCK
                                                         FUND             EQUITY FUND            FUND                FUND
                                                    --------------       ------------        ------------        ------------

Contributions:

  Participants                                      $  16,352,502        $    968,412        $  2,133,948        $  2,435,490

  Transfers among funds                                   538,529         (21,210,519)        (46,103,954)         (6,803,488)

  Company                                                      --                  --                  --                  --

  Transfers from/(to) other plans                      35,241,361             (39,507)             (6,079)          3,933,090
                                                    -------------        ------------        ------------        ------------

     Total                                             52,132,392         (20,281,614)        (43,976,085)           (434,908)
                                                    -------------        ------------        ------------        ------------

Income/(loss) from
 investments:

 Interest                                              23,318,635              18,939             732,456              26,903

 Dividends                                                     --             138,992             213,928             580,193

 Net realized gain/(loss)                                      --           5,498,439           5,009,336           2,312,130

 Change in unrealized
  appreciation/(depreciation)                                  --          (7,336,443)         (3,904,859)         (1,849,225)
                                                    -------------        ------------        ------------        ------------

     Total                                             23,318,635          (1,680,073)          2,050,861           1,070,001
                                                    -------------        ------------        ------------        ------------

Less:
  Participant withdrawals                              17,432,480             517,665           1,172,568           1,793,140

  Administrative expenses                                 511,731              49,213              72,618              18,813
                                                    -------------        ------------        ------------        ------------

Net increase/(decrease)                                57,506,816         (22,528,565)        (43,170,410)         (1,176,860)

Net assets available
 for plan benefits:

Beginning of year                                     241,358,477          22,528,565          43,170,410          24,132,589
                                                    -------------        ------------        ------------        ------------

End of year                                         $ 298,865,293        $         --        $         --        $ 22,955,729
                                                    -------------        ------------        ------------        ------------
                                                    -------------        ------------        ------------        ------------


                                                      EMPLOYEES'           FIDELITY            FIDELITY            FIDELITY
                                                         STOCK             BALANCED         GROWTH & INCOME        BLUE CHIP
                                                    OWNERSHIP PLAN           FUND                FUND             GROWTH FUND
                                                    --------------       ------------       ---------------      ------------

Contributions:

  Participants                                       $         --        $  2,888,834         $   342,859        $  1,647,852

  Transfers among funds                                (7,681,710)         39,115,616           4,881,597          23,380,340

  Company                                               8,404,331                  --                  --                  --

  Transfers from/(to) other plans                              --           3,156,054             373,782           1,633,577
                                                     ------------        ------------         -----------        ------------

     Total                                                722,621          45,160,504           5,598,238          26,661,769
                                                     ------------        ------------         -----------        ------------

Income/(loss) from
 investments:

 Interest                                                  87,649                  --                  --                  --

 Dividends                                                     --           2,966,171             197,166           3,847,465

 Net realized gain/(loss)                               2,047,062              98,314               6,866             (18,257)

 Change in unrealized
  appreciation/(depreciation)                          (1,475,914)           (952,266)             39,840          (1,412,030)
                                                     ------------        ------------         -----------        ------------

     Total                                                658,797           2,112,219             243,872           2,417,178
                                                     ------------        ------------         -----------        ------------

Less:
  Participant withdrawals                               4,937,081             927,124              16,152             909,949

  Administrative expenses                                  95,442               9,522                 492               4,870
                                                     ------------        ------------         -----------        ------------

Net increase/(decrease)                                (3,651,105)         46,336,077           5,825,466          28,164,128

Net assets available
 for plan benefits:

Beginning of year                                      85,491,424                  --                  --                  --
                                                     ------------        ------------         -----------        ------------

End of year                                          $ 81,840,319        $ 46,336,077         $ 5,825,466        $ 28,164,128
                                                     ------------        ------------         -----------        ------------
                                                     ------------        ------------         -----------        ------------


                                                                           FIDELITY
                                                       FIDELITY               OTC
                                                      CONTRAFUND             FUND                TOTAL
                                                     ------------        ------------        -------------

Contributions:

  Participants                                       $    842,604        $    156,598       $  27,769,099

  Transfers among funds                                12,134,832           1,748,757                  --

  Company                                                      --                  --           8,404,331

  Transfers from/(to) other plans                         424,426             151,962          44,868,666
                                                     ------------        ------------       -------------

     Total                                             13,401,862           2,057,317          81,042,096
                                                     ------------        ------------       -------------

Income/(loss) from
 investments:

 Interest                                                      --                  --          24,184,582

 Dividends                                                863,518             194,587           9,002,020

 Net realized gain/(loss)                                  14,496                  25          14,968,411

 Change in unrealized
  appreciation/(depreciation)                            (298,154)            (87,615)        (17,276,666)
                                                     ------------        ------------       -------------

     Total                                                579,860             106,997          30,878,347
                                                     ------------        ------------       -------------

Less:
  Participant withdrawals                                  92,725               4,691          27,803,575

  Administrative expenses                                   4,897                  84             767,682
                                                     ------------        ------------       -------------

Net increase/(decrease)                                13,884,100           2,159,539          83,349,186

Net assets available
 for plan benefits:

Beginning of year                                              --                  --         416,681,465
                                                     ------------        ------------       -------------

End of year                                          $ 13,884,100        $  2,159,539       $ 500,030,651
                                                     ------------        ------------       -------------
                                                     ------------        ------------       -------------




                 The accompanying notes to financial statements
                     are an integral part of this statement.

                      W. R. GRACE & CO. SALARIED EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description and the Prospectus Supplement for the Plan for more complete information.

GENERAL:

The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective July 1, 1993, The Northern Trust Company was succeeded by Fidelity Management Trust Company as trustee for the Plan. On the same date, Fund B - Equity Fund was terminated and its balance transferred to the Fidelity Blue Chip Growth Fund; Fund D - Diversified Fund was terminated and its balance transferred to the Fidelity Balanced Fund; and three additional Fidelity Funds - Growth and Income, Contrafund, and OTC Portfolio - were also added as investment options under the Plan.

ELIGIBILITY AND VESTING:

Within those units of W. R. Grace & Co. ("Grace") and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any salaried employee (or any salesman paid on a commission basis) and any other employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

CONTRIBUTIONS TO THE PLAN:

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, specially granted bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code, subject to an annual dollar limit on before-tax contributions of $9,240 for 1994 ($8,994 for 1993), subject to annual adjustment for inflation and to regulations that restrict the contribution percentages of highly compensated participants in order to prevent discrimination in their favor. In addition, federal income tax law limits to $150,000 for 1994 ($235,840 for 1993), subject to annual adjustment for inflation, the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual limitations noted above.

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

          FIXED INCOME FUND

          The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

          GRACE STOCK FUND

          The Grace Stock Fund is invested in Grace Common Stock. Pending investment of cash credited to this Fund, this Fund may invest in short-term securities.

          FIDELITY MUTUAL FUNDS. The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

               FIDELITY BALANCED FUND is invested in both fixed income securities and equity securities at all times.

               FIDELITY GROWTH AND INCOME FUND is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

               FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of companies with higher than average earnings growth.

               FIDELITY CONTRAFUND is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

               FIDELITY OTC PORTFOLIO is invested in equity securities of smaller companies traded in the over-the-counter market.

At December 31, 1994 and 1993, the number of participants contributing to the Plan are 7,014 and 12,719, respectively, and the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) are as follows:

                                      December 31, 1994   December 31, 1993
                                      -----------------   -----------------

Fixed Income                                      7,182              11,581
Grace Stock                                       2,140               3,308
Balanced                                          3,017               4,707
Growth & Income                                   1,245                 808
Blue Chip Growth                                  3,199               3,598
Contra                                            1,983               1,512
OTC                                                 614                 446

The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP Fund"). The ESOP Fund is invested in Grace Common Stock. The ESOP Fund is an Employee Stock Ownership Plan, within the meaning of the Internal Revenue Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in Fidelity Mutual Funds are valued at the market prices quoted at year-end, which represent the net asset value of securities held. Investments in commercial paper, U.S. Treasury Bills and U. S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Loans receivable is valued at cost, which approximates market value.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investment Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). Assets and investment returns are allocated to the plans based upon the proportion of each plan's daily net asset balance to the daily total net asset balances of the Funds. Income of each fund is reinvested in that fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants on a quarterly basis or within 90 days after the end of the calendar year in which the dividends are received. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment Committee appointed by the Grace Board of Directors, except as delegated by that Committee.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares of such Common Stock. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating unit.

NOTE 3 - INVESTMENTS:

FIXED INCOME FUND:

The investments in the Fixed Income Fund consist primarily of guaranteed fixed income contracts, as shown below:

                         Value at December 31,
                       -------------------------
   Issuer & Rate           1994         1993         Repayment Terms
- ---------------------  ------------ ------------ ----------------------

Metropolitan Life
 Insurance Company:
        9.55%          $ 49,842,876 $ 45,640,029  Repayable in three
                                                  installments on
                                                  12/15/92, 12/15/93
                                                  and 12/15/95 or
                                                  12/15/96 (at issuer's
                                                  option)

       10.05%                -        45,024,368  Repaid in two
                                                  installments on
                                                  10/31/91 and
                                                  10/31/94

        9.05%            60,333,904   55,499,785  Repayable on 10/15/96


        7.00%            42,140,831   34,371,704  Repayable on 12/15/99


Prudential Insurance
 Company:
        9.13%           112,741,591       -       Repayable on 6/1/97

        9.75%                -        60,143,592  Repayable on 11/30/97


        8.45%                -        43,466,443  Repayable in two
                                                  equal annual
                                                  installments com-
                                                  mencing 12/1/98

                         Value at December 31,
                       -------------------------
   Issuer & Rate           1994         1993         Repayment Terms
- ---------------------  ------------ ------------ ----------------------
John Hancock Mutual
 Life Insurance Company:
        7.02%            19,913,689        -      Repayable on 6/30/01

        7.85%            27,803,372        -      Repayable on 12/15/00
                       ------------ ------------

                       $312,776,263 $284,145,921
                       ------------ ------------
                       ------------ ------------

Other investments in the Fixed Income Fund at December 31, 1994 and 1993 consisted of the following:

                                           December 31,
                                     -------------------------
                                         1994          1993
                                     -----------    ----------

Commercial paper, at cost, which
 approximates market value           $ 2,722,418    $13,182,385
                                     -----------    -----------
                                     -----------    -----------


GRACE STOCK FUND:

As of December 31, 1994 and 1993, the Grace Stock Fund under the Plan held 679,212 and 566,417 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the Grace Stock Fund under the Plan resulted in net realized gains, as follows:


                                  December 31,
                           -------------------------
                               1994           1993
                           -----------   -----------

Proceeds from
 sales/distributions
 of securities             $17,367,689   $ 9,531,137

Cost of securities
 sold/distributed           16,642,509     7,219,007
                           -----------   -----------

Net realized gains         $   725,180   $ 2,312,130
                           -----------   -----------
                           -----------   -----------

Other investments in the Grace Stock Fund under the Plan at December 31, 1994 and 1993 consisted of the following:



                                           December 31,
                                     -----------------------
                                        1994          1993
                                     ----------   -----------

Commercial paper, at cost, which
 approximates market value           $  205,050   $  122,374
                                     ----------   ----------
                                     ----------   ----------

ESOP FUND:

As of December 31, 1994 and 1993, this fund held 1,965,142 and 1,998,631 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the ESOP Fund under the Plan resulted in net realized gains, as follows:


                               December 31,
                         -------------------------
                            1994          1993
                         -----------   -----------
Proceeds from
 sales/distributions of
 securities              $11,936,398   $ 5,469,617

Cost of securities
 sold/distributed         11,565,930     3,422,555
                         -----------   -----------
Net realized gains       $   370,468   $ 2,047,062
                         -----------   -----------
                         -----------   -----------


Other investments in the ESOP Fund at December 31, 1994 and 1993 consisted of the following:

                                               December 31,
                                          ----------------------
                                             1994         1993
                                          ----------  -----------

Commercial paper, at cost, which
 approximates market value               $  789,888   $  645,935
                                         ----------   ----------
                                         ----------   ----------

NOTE 4 - TRANSFER OF ASSETS:

In 1993 Grace acquired all of the outstanding shares of Grace Energy Corporation ("GEC") not owned by Grace in connection with Grace's plan to divest GEC. As a consequence, three defined contribution plans of GEC were terminated, and their account balances were transferred to the Plan, as follows: Effective November 1, 1993, account balances of the Grace Offshore Employees Profit Sharing Plan and the HOMCO International Inc. Employees Profit Sharing Investment and Savings Plan were transferred to the Fixed Income Fund of the Plan, with subsequent transfers to the other Funds of the Plan as directed by participants. Effective December 1, 1993, account balances of the GEC Employees Savings and Investment Plan were transferred to the corresponding Funds of the Plan.

NOTE 5 - FEDERAL INCOME TAXES:

By letter dated November 25, 1985, the Internal Revenue Service stated that the Plan, as then in effect, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the issuance of this determination letter. In December 1994, Grace filed for an updated determination letter from the Internal Revenue Service regarding whether the Plan, as amended, continues to comply with those requirements. Subject to receipt of the updated determination letter, the Plan's administrator and the Plan's counsel believe that the Plan, as currently in effect, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan continues to be qualified and that the related Trust is tax exempt. Subject to the foregoing, no income taxes are required to be paid by the Plan, and participants are not taxed on Company contributions, before-tax contributions and any earnings or gains from investments attributable to their Plan accounts while such contributions, earnings and gains remain in the Trust.

NOTE 6 - PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.